[HEELYS LETTERHEAD]

August 19, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Mail Stop 3561

Washington, DC  20549

Attn:                    Mr. John Reynolds, Assistant Director

Re:                             Heelys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 23, 2010

File No. 001-33182

Gentlemen and Ladies:

This letter provides the response of Heelys, Inc. (the “Company”) to the comment letter of the Staff (“Staff”) of the Securities Exchange Commission (the “Commission”) dated August 9, 2010 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Proxy Statement on Schedule 14A for our 2010 Annual Meeting of Stockholders (our “Proxy Statement”).  For your convenience, we have provided Staff’s comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Reclassifications, F-8

1.                                      We note you have reclassified shipping and handling costs from cost of sales to general and administrative expenses.  Tell us how this change allows for a better analysis of gross profit margin and will more consistently convey the relationship between sales and costs that are directly attributable to the procurement and production of inventory sold from year to year.

Response:  We believe that since we do not own or operate any manufacturing facilities nor do we derive significant revenues from charging our customers for transporting product to them, expenses we consider to be primarily fixed shipping and handling costs (including depreciation, duties and distribution center expenses) are better reflected in operating expenses instead of cost of sales.   We believe that this classification results in a better matching of those costs directly attributable to the procurement of product to the revenue from the sale of that product and thus, a more meaningful representation of gross margin.

In future filings, we will clarify how we classify shipping and handling costs in our accounting policy footnote.  Specifically, we will explain that shipping and handling costs that are not directly attributable to the procurement of inventory are recognized in operating expense when we incur these costs and that shipping and handling costs that are directly attributable to the procurement of inventory are recognized in cost of sales when such inventory is sold.

2.                                      In connection with the comment above, tell us what types of costs are included in these shipping and handling costs, how these costs relate to the shipping and handling amounts recorded in revenue and where you record purchasing, receiving, and warehousing costs.

Response:  Shipping and handling costs that have been reclassified from cost of sales to operating expense include those costs related to activities incurred in the normal course of business which are not associated with the procurement of inventory.  We recognize these costs when incurred.

•                  Shipping costs include those costs that the Company incurs to ship product from the warehouse to its customers.

•                  Handling costs include: (i) storage charges and rent expense for warehouse facilities; (ii) warehouse labor (wages, payroll taxes, benefits); (iii) materials (pallets, boxes, labels); and (iv) depreciation of warehouse equipment (i.e. forklifts).

The Company does not generally charge its customers for shipping and handling.  Any amounts that are charged to the customer are included in revenue.  Shipping and handling costs billed to customers were $73,000 and $57,000 for 2008 and 2009, respectively.  We disclose the amount of shipping and handling that we bill to customers that is included in revenue in our accounting policy footnote.

Costs directly attributable to the procurement of inventory (including freight-in) are included in cost of sales when that inventory is sold.

Costs related to receiving and warehousing are included in operating expense and are recognized when incurred.

Signatures, page 46

3.                                      In future filings, please indicate who signed in the capacities of controller or principal accounting officer.

Response:  In future filings, we will indicate the persons signing reports in the capacity as controller or principal accounting officer.

Exhibits

4.                                      We note that exhibits 10.8 and 10.16 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response:  On August 13, 2010, we filed these exhibits, in their entirety, as Exhibits 10.4 and 10.5, respectively, to our Form 10-Q for the Quarterly Period Ended June 30, 2010.

Definitive Proxy Statement on Schedule 14A General

5.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  In making the determination that disclosure under Item 402(s) of Regulation S-K is not necessary, we conducted a review of our compensation policies and practices as they relate to risk management and risk taking incentives.  The bases for our conclusion that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company include the following:

•                  Our compensation philosophy is to reward executives based on individual performance as well as aligning our executives’ interest with those of our stockholders with the ultimate objective of improving stockholder value.  To this end, our Board of Directors and Compensation Committee are actively involved in monitoring and approving compensation to our employees in a manner that rewards performance without incentivizing inappropriate risk-taking.

•                  Our Board of Directors has adopted a stock incentive plan under which our executive officers have an equity stake in the Company’s long-term success.  The plan effectively aligns the long-term interests of management and our stockholders.  Our Compensation Committee administers our stock incentive plan and exercises discretion in approving all grants made under the plan.

•                  We do not have any employees who are compensated based on taking significant risks with our capital.  The Company primarily compensates its employees through salary and hourly wages.  Only one of our employees received a sales commission during 2009, and the Company made these commission payments only after the sales were completed.  Further, while two other employees received expatriate benefits for living and other expenses related to their service to the Company outside of the United States during 2009, the Company made these payments in accordance with each such employee’s respective employment agreement, which the Compensation Committee approved.

Although the Company paid bonuses for 2009 to the majority of its employees, all bonuses were discretionary, with the exceptions noted below, and approved by our Board of Directors and/or Compensation Committee of the Board of Directors.

•                  Our Chief Executive Officer was paid a bonus of $75,000 in accordance with his employment agreement, which stipulated that he would be paid a one-time bonus should he remain continuously employed with the Company through December 31, 2009.  Our Board of Directors approved this employment agreement.  We do not believe that this bonus created any risks that were reasonably likely to have a material adverse effect on the Company because it was a one-time payment contingent only on continued service.

•                  Two of our employees in our Belgium office, one of our employees in our German office and one of our employees in our France office received bonuses for 2009 in accordance with a bonus plan approved, in advance, by our Board of Directors.  We do not believe that these bonuses created any risks that were reasonably likely to have a material adverse effect on the Company because each bonus amount paid under this plan was approved, in advance, by our Board of Directors.

As applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) of Regulation S-K if the Company determines that the risks arising from its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Director Compensation, page 32

6.                                      It does not appear that you have included disclosure about the compensation of Patrick Hamner in his capacity as one of your directors.  We note your disclosure on page seven, which indicates that Mr. Hamner has not served as one of your officers or employees since May 1, 2008, and would thus not be covered by your statement in the third paragraph on page 32.  In future filings, include the compensation of Patrick Hamner in your director compensation table or advise us of the basis for your excluding such disclosure regarding Mr. Hamner under Item 402(r) of Regulation S-K. Please provide us with the text you plan to include in your future filings.

Response:  As described on page 44 of our Proxy Statement, Mr. Hamner performed certain consulting services for the Company and, in his capacity as a consultant and not as a director of the Company, was compensated for such services.  The Company will be clear in future filings that compensation paid to a director performing consulting services for the Company, who is not otherwise compensated as a director of the Company, will be listed in the “All Other Compensation” column to the Company’s “Director Compensation Table.”

7.                                      We note that you have not included director compensation information for Gary Martin or Jeffrey Peterson in the compensation table on page 32.  We note your statement in your prior proxy filed April 28, 2009 that Messrs. Martin and Peterson do not receive compensation for services they provide as directors or members of board committees. In future filings, please revise to indicate that no compensation is provided to these directors for their services as directors or members of board committees.

Response:  As noted, Messrs. Martin and Peterson did not receive any compensation for the services they performed as directors or members of any committees of our Board of Directors.  In future filings, we will include all directors in the director compensation table, even if those directors do not receive any compensation in their capacity as directors or members of any of our Board of Director committees.

In providing this response letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (214) 390-1831 or Robert Sarfatis, our outside counsel, at (214) 999-4245, should you have any questions or require further information.

Very truly yours,

HEELYS, INC.

By:	/s/ Thomas C. Hansen
Thomas C. Hansen, Chief Executive Officer

cc:	Ms. Jamie Kessell
Mr. Raj Rajan
Mr. Shehzad Niazi
Mr. David Link
Mr. Robert Sarfatis, Gardere Wynne Sewell LLP